ROBIN S. YONIS

Vice President

General Counsel

Phone: (949) 219-6767

Fax: (949) 719-0804

Robin.Yonis@PacificLife.com

August 26, 2015

Alison White, Senior Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Pacific Select Fund - Precious Metals Portfolio/Proxy

File Nos. 033-1954 and 811-05141

Dear Ms. White:

This letter is in response to comments you provided on July 23, 2015 concerning the above-noted filing.

1.	Comment: Please include a cover letter with future proxy filings.

Response: The Registrant will include a cover letter with future proxy filings.

2.	Comment: Please disclose the negative effects the liquidation will have on Contract Owners.

Response: The following has been added to the proxy statement (in addition to the language already included in the proxy which addresses brokerage and transaction costs which will be borne by Contract Owners):

If the Liquidation is approved, Contract Owners will no longer have available within the Trust an investment option that offers the potential return and risks from significant exposure to investments related to precious metals.

3.	Comment: On page 6 in the discussion regarding transfers out of the Liquidating Fund, there is reference to Appendix C. Please include all contract owner investment options in Appendix C or delete Appendix C and reference thereto in the Proxy Statement.

Letter to SEC dated August 26, 2015

Response: Appendix C and any references thereto have been deleted from the Proxy Statement. The Proxy Statement now directs contract owners to their Contracts and product prospectuses for information concerning their investment options.

4.	Comment: Pursuant to Rule 14a-4(b)(1) of the Exchange Act, on the Proxy Card, please put the language “or for the proposal if no choice is indicated” in boldface type.

Response: The Proxy Card has been amended accordingly.

5.	Comment: Please include Tandy representations in your response letter.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

6.	Comment: In the letter to shareholders, please make clear that Pacific Life has no fiduciary duty to look out for the benefit of contract owners in selecting the substitute portfolio.

Response: The Registrant respectfully declines to add the requested disclosure in the letter to shareholders. Firstly, the staff comment would cause the Registrant to state a conclusion of law as if it were a fact. (See the Practicing Law Institute 2015 Variable Products conference outline which discusses various theories regarding the nature of an insurer’s duty to variable contract owners).

Secondly, we believe that any disclosure regarding legal duties and/or potential conflicts of interest are not conducive to or appropriate for a cover letter; if such issue is to be addressed, we believe it more appropriate to do so in the Proxy Statement itself. Accordingly, in lieu of the requested disclosure in the letter to shareholders, the Proxy Statement has been amended by adding two new sections: Selection of the Fidelity Money Market Fund as the “default” investment option (the “Rationale” section), which discloses the reason Pacific Life (as defined in the proxy statement) selected the Fidelity VIP Fund as the default investment option and discloses that there are potential conflicts of interest described in the Potential Benefits to the Adviser and its Affiliates section, the second new section.

Sincerely,

/s/ Robin S. Yonis

Cc:	Jeffrey S. Puretz, Esq., Dechert LLP
Domenick Pugliese, Esq. Paul Hastings LLP